082-04214

08004604

13 August 2008

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 13 August 2008 it purchased for cancellation 2,000,000 of its ordinary shares at an average price of 534.15 pence per ordinary share.

Since the start of the financial year on 1 April 2008, Man has repurchased 16,046,992 ordinary shares at a total cost of £89.1 million, giving an average repurchase cost of 555.01 pence per ordinary share.

ENQUIRIES

David Browne
Head of Group Funding & External Relations
+44 207 144 1550
david.browne@mangroupplc.com

Merlin PR

Paul Downes
+44 7900 244 888

Paul Farrow
+44 7747 607 768


Man Investments

August 12, 2008

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Re: File No. 82-4214 – Man Group plc

Ladies and Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (312) 881-6823, if you have any questions to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the self-addressed envelope provided.

Sincerely yours,

Leslie Osborn
Compliance Officer

cc: Barry Wakefield (w/ Encl.)

Man Investments Inc.
123 N. Wacker Drive
28ᵗʰ Floor
Chicago, IL 60606-1743
USA
Tel   +1 (312) 881 6800
Fax   +1 (312) 881 6700

www.maninvestments.com
Member, NASD and SIPC

COPY


Man Investments

August 12, 2008

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Re: File No. 82-4214 – Man Group plc

Ladies and Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (312) 881-6823, if you have any questions to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the self-addressed envelope provided.

Sincerely yours,

Leslie Osborn
Compliance Officer

cc: Barry Wakefield (w/ Encl.)

Man Investments Inc.
123 N. Wacker Drive
28ᵗʰ Floor
Chicago, IL 60606-1743
USA
Tel   +1 (312) 881 6800
Fax   +1 (312) 881 6700

www.maninvestments.com
Member, NASD and SIPC

8 August 2008

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 8 August 2008 it purchased for cancellation 4,000,000 of its ordinary shares at an average price of 541.49 pence per ordinary share.

Since the start of the financial year on 1 April 2008, Man has repurchased 14,046,992 ordinary shares at a total cost of £78.4 million, giving an average repurchase cost of 557.83 pence per ordinary share.

ENQUIRIES

David Browne
Head of Group Funding & External Relations
+44 207 144 1550
david.browne@mangroupplc.com

Merlin PR

Paul Downes
+44 7900 244 888

Paul Farrow
+44 7747 607 768


Man Investments

August 13, 2008

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Re: File No. 82-4214 – Man Group plc

Ladies and Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (312) 881-6823, if you have any questions to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the self-addressed envelope provided.

Sincerely yours,

Leslie Osborn
Compliance Officer

cc: Barry Wakefield (w/ Encl.)

Man Investments Inc.
123 N. Wacker Drive
28ᵗʰ Floor
Chicago, IL 60606-1743
USA
Tel   +1 (312) 881 6800
Fax +1 (312) 881 6700

www.maninvestments.com
Member, NASD and SIPC

COPY


Man Investments

August 13, 2008

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Re: File No. 82-4214 – Man Group plc

Ladies and Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (312) 881-6823, if you have any questions to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the self-addressed envelope provided.

Sincerely yours,

Leslie Osborn
Compliance Officer

cc: Barry Wakefield (w/ Encl.)

Man Investments Inc.
123 N. Wacker Drive
28th Floor
Chicago, IL 60606-1743
USA
Tel   +1 (312) 881 6800
Fax   +1 (312) 881 6700

www.maninvestments.com
Member, NASD and SIPC

Man Group plc
12 August 2008

Man AHL Diversified Futures Ltd Weekly Net Asset Value

As at the close of business on 11 August 2008, the Net Asset Value of Man AHL Diversified Futures Ltd
was US$35.90.

Track Record: From inception on 19 May 1998

Key Statistics

Last week   -2.47%
Last 12 months   +19.0%
Annualised return since inception   +13.6%

ENQUIRIES

David Browne
Head of Group Funding & External Relations
+44 207 144 1550
david.browne@mangroupplc.com

Miriam McKay
Head of Investor Relations
+44 207 144 3809
miriam.mckay@mangroupplc.com

Merlin PR

Paul Downes
+44 7900 244 888

Paul Farrow
+44 7747 607 768

IMPORTANT
This material is not an invitation to make a deposit with Man AHL Diversified Futures Limited (the
'Company') nor does it constitute an offer for sale of shares issued by the Company. Man Investments is
authorised and regulated in the UK by the Financial Services Authority. There is no guarantee of trading
performance and past performance is not necessarily a guide to future results.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it
is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the
products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It
should also be noted that whilst the products that will be reported have been chosen to be indicative of
the typical AHL product, the performance of the individual products do vary. The product that will be
reported weekly will be Man AHL Diversified Futures Ltd. Its price is calculated based on the close of
business each Monday and its price will be published after close of business London time on Tuesday of
each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures
Limited, which is priced based on the close of business on the last business day of each month. Its price
will be released by 7am on the third business day of each month. Man will release the latest twelve
month performance and the performance since inception figures for its representative AHL funds for
comparative purposes, calculated using the last weekly valuation for each month, at the time the last
weekly figures for the month are published.

The prices of this and other AHL products are also reported in the Financial Times and the International
Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well
as on the web site of Man Investments at www.maninvestments.com.